UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Liberty Acquisition Holdings Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

53015Y107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53015Y107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Equities II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 12,771,900
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 12,771,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,771,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 53015Y107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 12,771,900
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 12,771,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,771,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1	(a).	Name of Issuer:

Liberty Acquisition Holdings Corp., a Delaware corporation the (“Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas, 41st Floor New York, NY 10036

Item 2	(a).	Name of Filing Person:

This statement is being filed by Marlin Equities II, LLC, a Delaware limited liability company (“Marlin”) and Martin E. Franklin (“Franklin”, and together with Marlin, collectively referred to as the “Reporting Persons”). The shares of common stock of the Issuer are owned by Marlin. Marlin is a private investment vehicle of Mr. Franklin, who is the sole managing member of Marlin.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

Marlin Equities II, LLC 555 Theodore Fremd Avenue Rye, New York 10580 Martin E. Franklin 555 Theodore Fremd Avenue Rye, New York 10580

Item 2	(c).	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.00001 par value

Item 2	(e).	CUSIP Number:

53015Y107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Incorporated by reference to Item 2(a) above and Items 5-11 of each Reporting Person’s respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf on Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See attached Exhibit B.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Exhibits and Schedules.

	Exhibit A	Joint Filing Agreement, dated February 13, 2008, by and among the Reporting Persons.

	Exhibit B	Members of the Group.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	Marlin Equities II, LLC

	By:	/s/ Martin E. Franklin
	Name:	Martin E. Franklin
	Title:	Managing Member

/s/ Martin E. Franklin
Martin E. Franklin

Exhibit A

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 13, 2008	Marlin Equities II, LLC

	By:	/s/ Martin E. Franklin
	Name:	Martin E. Franklin
	Title:	Managing Member

/s/ Martin E. Franklin
Martin E. Franklin

Exhibit B

Members of the Group

Marlin Equities II, LLC

Berggruen Holdings North America, Ltd.